24 August 2012

Mr Jeffrey Riedler
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:	AstraZeneca Plc Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 28, 2012 File No. 001-11960

Dear Mr Riedler,

Further to your letter of 10 August 2012, please find attached our response to the comment you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2011.  In making this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2011.  Capitalised terms used but not defined herein have the meaning assigned to them in our initial response letter of 16 July 2012.

Should you have any further queries, please do not hesitate to contact either Alistair Collins, Group Financial Controller, on +44 1625 518856, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8085.

Yours sincerely,

/s/ Julie Brown

J Brown
Interim Chief Financial Officer

Item 4.  Information on the Company
B. Business Overview, page 2

1.
We note your response to our prior comment 1. Although we recognize that you are directly responsible for the steps required to bring Crestor to market, your ability to do so is entirely reliant on the license agreement you have with Shionogi & Co., Limited and the exclusive use of the rosuvastatin calcium compound obtained through this agreement. As Crestor was responsible for approximately 18.6% of your total revenues in 2011, and this percentage is likely to increase due to increased generic competition faced by your other products, we continue to believe that you are substantially dependent on the Shionogi agreement. Accordingly, we request that you amend your 20-F to file this agreement.

For the reasons discussed in our response to your prior comment 1, we continue to believe that our business is not “substantially dependent” on the License Agreement, and we respectfully disagree with the Staff’s view that we are required to file it with our Form 20-F or on an amendment thereto.  However, in the interest of resolving this comment, the Company will amend its Form 20-F to file the License Agreement, as amended, as an exhibit thereto.  We intend to request confidential treatment for certain portions of the agreement and related amendments pursuant to Rule 24b-2 promulgated by the Commission under the Securities Exchange Act of 1934, as amended, and will separately submit paper copies of the agreements (full versions and redacted versions) to the Commission with a confidential treatment request letter.  We currently expect that we will file the Form 20-F/A no later than 21 September 2012.